UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of  Nordic American Tanker Shipping Limited, dated August 7, 2009, announcing its dividend and results for the second quarter of 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: August 10, 2009	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) – Announces Dividend for the 48th Consecutive Quarter - the 2nd Quarter Report of 2009. No Change to Dividend Policy.

Hamilton, Bermuda, August 7, 2009

Nordic American Tanker Shipping Ltd. (“NAT” or “the Company”) today announced its dividend and results for the 2nd quarter of 2009.

The Company is committed to continuing its simple, transparent and predictable strategy. Over time the fleet must grow faster than the share count in order to provide for accretion. A full dividend payout policy and a strong balance sheet are central components of this strategy. Typically, as in the past, the amount of the quarterly dividend is related to the level of the spot freight market for suezmax tankers. Generally, when rates in the suezmax market are increasing, the dividend can be expected to increase and conversely quarterly dividend can be expected to decline in a weaker market. Suezmax spot freight rates were lower in the 2nd quarter than in the 1st quarter of 2009.  Going forward, we expect that spot suezmax freight rates may go up and down in an unpredictable manner.

The Company will pay a dividend of $0.50 per share on or about September 4, 2009, to shareholders of record as of August 21, 2009.  Following this dividend payment, the Company will have paid a dividend for 48 consecutive quarters since the autumn of 1997 when the first three vessels in the Company’s fleet were delivered and commenced operations. Earnings per share (EPS) from continuing operations for 2Q09 came to $0.09. Non-cash G&A items for the quarter, including one-time costs in connection with the follow-on offering in May 2009, constitute $0.09 per share, resulting in net income of $0.00 per share.

The present instability in the international financial markets is serious for debt laden shipping companies and some of them are forced to suspend dividends or change their dividend policy.  NAT is staying its course in this environment - having no net debt. Because of this exceptionally strong financial situation of the Company - both in absolute and relative terms - and its sound strategic position going forward, it has been decided to round upwards the dividend for this quarter to $0.50 per share which is somewhat more than the operating cash flow1.

Our primary objective is to maximize total return2 to our shareholders including maximizing the quarterly cash dividend.

The Company does not believe it is in the interest of shareholders to engage in any type of derivatives.

_________________________________
1 Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies.  Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges.  Please see page 7 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

2 Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock

Highlights:

•
The Board of Directors has declared a dividend of $0.50 per share in respect of 2Q09. For the last four quarters, including the dividend to be paid for 2Q09, a total of $3.86 has been declared in dividends, which represents 12.1% of the average daily share price over the same period.

•
Net income for 2Q09 was $0.00 per share based on the weighted average number of shares outstanding during the quarter, 39,978,227, compared to $0.46 per share for 1Q09. To put this into perspective, net income was also about zero during the last two quarters of 2007.

•	In 2Q09 total off hire for the Company's fleet was 22 days. There are no planned dry-dockings for any of the Company’s vessels until 2010 when one vessel is scheduled for dry-docking.

•
On May 18, 2009, the Company completed an underwritten public offering of 4,225,000 common shares which strengthened its equity by approximately $130 million. This offering increased the capacity of the Company to make further accretive acquisitions.

•
In early May the Company announced that it had agreed to acquire a 2002 built double hull suezmax tanker.  On July 7, 2009, the Company took delivery of this vessel, named the Nordic Grace, thereby increasing the fleet by two vessels - to 16 vessels (including two newbuildings to be delivered) - during the two first quarters of 2009.

Financial Information:

The Board has declared a dividend of $0.50 per share in respect of 2Q09. In 1Q09 $0.88 per share was declared. The amount of dividends per share is above all a reflection of the level of the spot tanker market during the relevant quarter and the number of shares outstanding. The weighted average number of shares outstanding for the second quarter 2009 was 39,978,227. The total number of shares outstanding as of the date of this report is 42,204,904.

With the payment of the dividend in respect of 2Q09, the Company has for the last four quarters paid dividends in the aggregate of $3.86 per share, representing a yield of  12.1% per annum based on the average daily share price during the 12 months ended June 30, 2009.

Net income for 2Q09 was -$0.1m, or $0.00 per share (EPS) compared to net income of $17.2m, or $0.46 per share for 1Q09. Non-cash G&A items, including one time non-cash costs in connection with the follow-on offering constitute $0.09 per share. In contrast to other issue related costs, this non-cash item is booked against the profit and loss account in the Company's statement of operations. The Company’s operating cash flow was $17.0m for 2Q09, compared to $33.3m for 1Q09.

We consider our general and administrative costs per day per ship to be at a low level. We also continue to have a strong focus on keeping our vessel operating costs low, while always maintaining our commitment to safe vessel operations.

We estimate that our average cash breakeven level for our 14 existing vessels is below $10,000 per day per vessel. When the freight market is above this level, the Company can be expected to pay a dividend. The breakeven rate is the amount of average daily revenues our vessels would need to earn in the spot market in order to cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

The Company has no net debt and has an undrawn revolving credit facility of $500 million. The credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts. The Company raised net proceeds of approximately $130 million on May 18, 2009, from a follow-on offering of common shares. Together with the follow-on offering in January, the net equity infusion into NAT amounts to $236.7 million this year providing the Company with financial flexibility to make further acquisitions beyond the 16 vessel fleet of the Company when the two newbuildings have been delivered. Assuming that no more acquisitions will be made until the last of the two newbuildings is delivered in 2010, the Company can be expected to be debt free at that time in addition to having the unused credit facility of $500 million. We are continuously assessing further acquisitions, but intend to be selective and the Company is under no pressure to rush in this regard.

The double hull Suezmax tanker which was delivered to the Company on July 7, 2009, the Nordic Grace, was financed from cash on hand.  This vessel and the two newbuildings are expected to increase the earnings and dividend capacity of the Company by approximately 23% compared with the 13 vessel fleet as at the end of 1Q09.

On May 18, 2009, the Company completed the offering of 4,225,000 common shares, including the exercise by the underwriters of an over-allotment option of 225,000 shares. The follow-on offering resulted in aggregate net proceeds to the Company, before expenses relating to the offering, of approximately $130 million. Following the offering, the Company has 42,204,904 common shares outstanding.

Because of the volatility in the spot tanker market in this message we compare the 2nd quarter 2009 with the 1st quarter of 2009. For further details on our financial position and for other periods such as 2Q08 and for the six months ended June 30 2009 and June 30 2008, please see later in this release.

The Fleet:

With the delivery of the Nordic Grace, 13 of the Company’s 14 existing vessels have employment in two cooperative arrangements. One vessel remains employed on a long-term fixed rate charter.

By way of comparison, in the autumn of 2004 the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. During 2Q09, we had 13 vessels in operation. With the two newbuildings announced in November 2007 and the most recent acquisition, the Company is expected to have a fleet of 16 vessels operating from August 2010, assuming no further acquisitions or dispositions in the meantime.

Vessel	Dwt	Employment
Gulf Scandic	151,475	Long term fixed charter
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Nordic Sprite	147,188	Spot
Nordic Grace	149,921	Spot
Nordic Galaxy	163,000	Delivery expected by end May 2010
Nordic Vega	163,000	Delivery expected by end August 2010
Total	2,491,900

No scheduled dry-dockings were undertaken during 2Q09. There are no further planned dry-dockings for our vessels until 2010 when one dry-docking is expected to take place. During 2Q09, we had in total 22 days of unscheduled off hire for our fleet.

We have been advised that the delivery of the two newbuildings can be expected to be delayed by six and four months, respectively.

Financial Instability and the Tanker Market:

In our quarterly reports to shareholders we have often stressed the significance of the development of the world economy for the tanker industry. Presently, the world economy shows a significant contraction of demand. This downturn influenced the suezmax tanker market during the 2nd quarter of 2009.

Suezmax tanker rates are currently under pressure. For NAT, a lower freight tanker market can be expected to result in a lower dividend.  If a lower freight market results in lower vessel prices – such a development would be an advantage for the Company because we would be in a position to acquire further vessels inexpensively compared to historical levels. The two acquisitions during the first six months of 2009 are indicative of the ability of the Company to grow accretively. The Company can be expected to pay a higher dividend after these two acquisitions compared with a situation had the acquisitions not taken place. This is so irrespective of the level of the suezmax spot tanker market, as long as the freight level is above the Company's cash break-even for its fleet as a whole, currently below $10,000 per day.

While the recession internationally is reducing the demand for transportation capacity, the demand side for tankers to some extent continues to be impacted positively by the use of tankers for storage.

On the supply side, we now see clearly that the current financial upheaval may delay deliveries of newbuildings and may also lead to the cancellation of newbuilding orders.

The average daily rate for our spot vessels was $26,300 per day net to us during 2Q09 compared with $41,600 per day for 1Q09.

The spot market rates for suezmax tankers are very volatile. According to the Imarex Tanker Index (“Imarex”) the highest rate reported during 2Q09 was $38,813 June 22 and the lowest rate was $9,482 June 1, 2009. The average spot market rate for modern suezmax tankers as reported by Imarex was $20,569 per day in 2Q09 compared to $38,871 per day during 1Q09.

The graph shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s.  The rates as reported by shipbrokers and by Imarex may vary from the actual rates we achieve in the market.

We believe it is an advantage for the Company to have its spot vessels in two cooperative arrangements which in total have more than 50 suezmax vessels under commercial management.

Strategy going forward:

We believe that the operating model of the Company works to the benefit of our shareholders.

The serious financial turmoil may represent attractive opportunities for our Company. We are continually assessing further acquisitions, but we have the flexibility to be selective.

The company essentially has the following strategic position going forward: If the market is firm, very good results and dividend can be expected.

In a weaker market, dividend will be lower which is a minus. However, if rates are down for a while, the Company is in a position to buy ships inexpensively and accretively - a plus. This plus can be expected to be much larger than the minus.  Almost all of our listed competitors have significant net debt which could make it difficult for them to buy vessels in a weak market. In this way, the Company has covered both scenarios. Typically, the level of the spot market rates may change very fast.

Our policy is to grow when it is profitable and accretive to do so; that is, after an acquisition of vessels or other forms of expansion, the Company should be able pay a higher dividend per share and produce higher earnings per share than before such an event before taking into account any change in the spot rates. We believe that the recent acquisitions in January and May this year are examples of such accretive transactions.

We believe that our full dividend payout policy will continue to enable us to achieve a competitive cash yield compared with that of other shipping companies.

We encourage investors wishing to have exposure to the tanker sector to assess our model and invest in our Company.

In the midst of the international financial instability which is serious for many of our competitors, our Company is well positioned. To the best of our ability we shall endeavor to safeguard and further strengthen this position.

* * * * *

NORDIC AMERICAN TANKER SHIPPING LIMITED

Amounts in USD ‘000
	Three Months Ended			Six Months Ended
CONDENSED STATEMENTS OF OPERATION	Jun 30, 2009 (unaudited)	Mar 31, 2009 (unaudited)	Jun 30, 2008 (unaudited)	Jun 30, 2009 (unaudited)	Jun 30, 2008 (unaudited)
NET VOYAGE REVENUE	29,745	44,302	63,249	74,048	110,124
OPERATING EXPENSES Vessel operating expenses	(10,732)	(9,346)	(9,301)	(20,079)	(17,743)
Depreciation	(13,396)	(12,884)	(11,958)	(26,280)	(23,372)
General and administrative costs	(5,562)*	(4,537)*	(5,855)*	(10,099)**	(7,844)**
	(29,690)	(26,767)	(27,114)	(56,458)	(48,959)
Income from vessel operation	55	17,535	36,135	17,590	61,165
Interest income	211	208	261	419	478
Interest expense	(403)	(533)	(849)	(936)	(2,681)
	(192)	(325)	(588)	(517)	(2,203)
NET INCOME(LOSS)	(137)	17,210	35,547	17,073	58,962
Earnings per average number of shares	(0,00)	0,46	1,10	0,44	1,90
Weighted average number of shares	39,978,227	37,424,291	32,198,452	38,708,314	31,086,884
Common shares outstanding	42,204,904	37,893,679	34,373,271	42,204,904	34,373,271

*
The G&A for the three months ended Jun. 30, 2009, Mar. 31, 2009 and Jun, 31, 2008 include non-cash charges of $3.6m, $2.9m. and $4.1m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

**
The G&A for the six months ended Jun. 30, 2009 and 2008 include non-cash charges of $6.4m and $4.6m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

CONDENSED BALANCE SHEETS	Jun. 30, 2009 (unaudited)	Jun. 30, 2008 (unaudited)	Dec. 31, 2008
Cash deposits	168,115	42,158	31,378
Accounts receivable	25,574	59,031	40,335
Other current assets	27,834	7,933	22,406
Vessels	740,173	727,992	707,853
Other long term assets	26,959	21,650	11,906
Total Assets	988,655	858,764	813,878
Accounts Payable	2,619	7,613	1,947
Accrued liabilities	3,247	9,425	4,267
Accrued long-term liability	5,168	3,240	4,078
Long-term debt	0	0	15,000
Shareholders’ equity	977,621	838,486	788,586
Total liabilities and shareholders’ equity	988,655	858,764	813,878

	Six Months Ended		Months Ended
CONDENSED STATEMENTS OF CASH FLOW	June 30, 2009 (unaudited)	June. 30, 2008 (unaudited)	Dec. 31, 2008 (unaudited
OPERATING ACTIVITIES
Net cash from Operating Activities	47,998	34,266	127,900
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock	236,730	158,906	158,891
Proceeds from use of Credit Facility	61,000	10,000	25,000
Repayment of debt	(76,000)	(115,500)	(115,500)
Loan facility costs	0	(2,316)	(2,316)
Dividends paid	(70,108)	(55,548)	(165,886)
Net Cash provided by (used for) Financing Activities	151,622	(4,458)	(99,812)
INVESTING ACTIVITIES
Deposit on Vessel	(5,700)	0	0
Investment in Vessels	(57,183)	(992)	(10,053)
Net cash used by investing activities	(62,883)	(992)	(10,053)
Net Increase in Cash and Cash Equivalents	136,737	28,816	18,036
Beginning Cash and Cash Equivalents	31,378	13,342	13,342
Ending Cash and Cash Equivalents	168,115	42,158	31,378

NORDIC AMERICAN TANKER SHIPPING LIMITED
Reconciliation of non-GAAP financial measures
(Amoumts in USD '000)

	Three Months Ended			Six Months Ended
	Jun. 30, 2009	Mar. 31, 2009	Jun. 30, 2008	Jun. 30, 2009	Jun. 30, 2008
Voyage revenue	30,803	45,146	66,201	75,950	117,927
Voyage expenses	-1,058	-844	-2,952	-1,902	-7,803
Net voyage revenue (1)	29,745	44,302	63,249	74,048	110,124

	Three Months Ended
	Jun. 30, 2009	Mar. 31, 2009	Jun. 30, 2008
Income from vessel operations	55	17,535	36,135
Depreciation	13,396	12,884	11,958
Non-cash general & administrative costs	3,558	2,871	4,129
Operating Cash Flow (2)	17,009	33,290	52,222

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company’s financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company’s financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

SK 01318 0002 1020757